06004503

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2006 WASHINGTON, DC 209 SECTION

SEC FILE NUMBER
8- 65864

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Seaview Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 East 55th Street
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Russell Pollack (212) 331-7872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue (Address) Lake Success (City) NY (State) 11042 (Zip Code)

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Russell Pollack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Seaview Securities LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~Chris Wilkerson~~
Notary Public, State of New York
No. 01WI6074356
Qualified in New York County
Commission Expires May 13, 2006

Notary Public

Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEAVIEW SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

SEAVIEW SECURITIES LLC

117 East 55th Street, New York, New York 10022 T: 212.331.7872 F: 212.331.7869

SEC MAIL PROCESSING
RECEIVED
FEB 27 2006
WASH. D.C. SECTION

* * * * * * * * * * * * * * * *

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2005

* * * * * * * * * * * * * * * *

SEAVIEW SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 218,509
Securities owned:	
Marketable, at market value	83,728
Not readily marketable, at estimated fair value	107,487
Receivable from brokers and dealers and clearing deposits	50,436
Property and equipment, at cost less accumulated depreciation and amortization of $24,309	20,229
Other assets	70,405
	$ 550,794

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 25,877
Commitments	
Members' equity	724,917
Note receivable, member	(200,000)
	524,917
	$ 550,794

The accompanying notes are an integral part of this financial statement.

SEAVIEW SECURITIES LLC
(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

Seaview Securities LLC (the "Company") is a Delaware Limited Liability Company that was formed on February 3, 2003. Effective September 4, 2003, the Company commenced operations as a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and became a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's business is comprised of private placement transactions and acting as a financial and/or strategic advisor to public and private companies, with its primary focus in the life sciences industry, for which it earns fee income.

The Company entered into a clearing agreement in December 2004, and was subsequently approved to act as an underwriter, by the NASD.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash Equivalents:

The Company considers all money market accounts, time deposits and certificates of deposit purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition:

The Company records fee income and related expenses when incurred.

The Company records fee income as it achieves certain performance thresholds required under agreements.

Unrealized gains are measured by the difference between the fair value on date of acquisition and the fair value at December 31, 2005, on positions held by the Company during the year

Income Taxes:

The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not itself subject to federal and state income taxes. Members are liable for their distributive shares of the Company's income and losses. However, the Company is subject to New York City unincorporated business tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment:

Fixed assets are stated at cost and are depreciated using the straight-line method over their estimated useful lives. The Company's fixed assets represent computer equipment, which is being depreciated over a useful life of three years. At December 31, 2005, the cost and accumulated depreciation of these assets is $44,538 and $24,309, respectively.

3. **SECURITIES OWNED:**

Securities owned are classified as trading securities and are valued at quoted market prices with the resulting unrealized gains and losses reflected in the statement of operations.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2005, these securities carried at estimated fair values consist of the following:

Warrants	$ 32,890
Options	74,597
	$ 107,487

As part of the Company's compensation for services rendered to ConjuChem Inc. ("CC"), 200,000 options to purchase shares of CC stock were received. Per the Agreement between the Company and CC, the exercise price of the options was set at Canadian $0.40 per share. 100,000 options vested immediately at the time of the Agreement and were exercised and sold in 2004. The remaining 100,000 options vested in 2005 and are currently being held by the Company and are exercisable, in whole or in part, for a period of ten years following their issue date. The Company has recorded the options at fair value, which was determined by management to be $74,597 at December 31, 2005.

During November 2005, as compensation for services rendered to diaDexus Inc., the Company was given common stock warrants to purchase Series E Preferred Stock. The Company has recorded the warrants at fair value which was determined by management to be $32,890 at December 31, 2005.

4. **NOTES RECEIVABLE MEMBER:**

During 2005, a Member of the Company issued several notes to the Company in lieu of cash capital contributions. The notes bear simple interest at a rate 5% per annum from date of issue. Principal and interest are payable on demand. Any unpaid principal after the demand date shall accrue interest at a rate of 10% per annum until paid. At December 31, 2005, the balance of the note and accrued interest was $200,000 and $7,964, respectively.

5. **NET CAPITAL REQUIREMENTS:**

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness.

At December 31, 2005, the Company had net capital, as defined, of $320,498, which exceeded the required minimum net capital of $100,000 by $220,498. Aggregate indebtedness at December 31, 2005 totaled $25,877. The ratio of aggregate indebtedness to net capital was .08 to 1.

6. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits and is exposed to the credit risk resulting from this concentration.

7 COMMITMENTS:

Employment Agreement:

The Company has an employment agreement with an employee, expiring December 31, 2006. The agreement calls for minimum salary levels as well as incentive bonuses which are payable if specified management goals are attained. The aggregate commitment for future salaries at December 31, 2005, excluding bonuses is approximately $100,000.

Lease:

On July 1, 2005, the Company renewed a lease agreement whereby it leases its office space, including furnishings, fixtures, and equipment. The lease calls for monthly rent of $7,500 and other miscellaneous charges, as stipulated in the lease. The lease does not call for rent escalations and expires on June 30, 2007 with the option of renewal by the tenant and the landlord of no less than six months from expiration date.

A schedule of future minimum annual rental payments due is as follows:

Year Ended December 31,	Amount
2006	$ 90,000
2007	45,000
	$ 135,000

8. DEFERRED TAXES:

The Company has net operating loss carry forwards which are available to offset its future taxable income expiring in 2024, approximating $291,000.

A deferred tax asset has been established for temporary differences arising from the future benefit expected to arise as a result of net operating loss carry forwards. A 100% valuation allowance has been provided for the tax benefit arising as a result of this temporary difference due to the uncertainty regarding the near-term utilization of such benefit. This has resulted in a valuation allowance of $12,000 for the year 2005.

* * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of December 31, 2005 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * *

INDEPENDENT AUDITORS' REPORT

To the Members of
Seaview Securities LLC

We have audited the accompanying statement of financial condition of Seaview Securities LLC, (the "Company") as of December 31, 2005, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Seaview Securities LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N.Y.
January 28, 2006